NEWS RELEASE

New York - AG	April 9, 2025
Toronto - AG
Frankfurt - FMV

First Majestic Produces 7.7 Million AgEq Ounces in Q1 2025

Including a Record 3.7 Million Silver Ounces

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:AG) (FSE:FMV) (the "Company" or "First Majestic") announces that total production in the first quarter of 2025 from the Company's four producing underground mines in Mexico, namely the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine reached 7.7 million silver equivalent ("AgEq") ounces, consisting of 3.7 million silver ounces, 36,469 gold ounces, 12.5 million pounds of zinc and 7.5 million pounds of lead.

"The first quarter of 2025 is paving the way for a transformational 2025 for First Majestic," said Keith Neumeyer, President & CEO. "Our team continues to focus on safe production across all our operations, and I am pleased to see another record safety performance combined with an all-time record for silver production this quarter. Operations at Cerro Los Gatos were excellent during the quarter, with the district now accounting for nearly 30% of the Company's production portfolio. The results achieved this quarter by the Company, throughout a busy time closing the Gatos acquisition and integrating the Cerro Los Gatos operation into our portfolio, truly demonstrate the quality of the First Majestic team."

Q1 2025 PRODUCTION HIGHLIGHTS

• Record Silver Production (+88% Y/Y): The Company produced 3.7 million silver ounces in Q1 2025 representing an 88% increase when compared to 2.0 million silver ounces produced in Q1 2024. Total silver production in the quarter included 1.4 million ounces of attributable silver production from Cerro Los Gatos as well as a notable 17% (0.2 million ounce) increase at San Dimas primarily due to operational improvements.

• Strong Silver Equivalent Production (+49% Y/Y): The Company produced 7.7 million AgEq ounces in Q1 2025 representing a 49% increase when compared to 5.2 million AgEq ounces produced in Q1 2024 driven by an 88% increase in attributable consolidated silver production and a 1% increase in gold production.  The significant increase resulted from the inclusion of attributable production from Cerro Los Gatos, as well as an 11% increase in production at San Dimas.

• Continued Active Exploration Program: During the first quarter, the Company completed a total of 61,219 metres ("m") of drilling across its mines in Mexico.  Throughout the quarter, up to 28 drill rigs were active consisting of seven rigs at Cerro Los Gatos, seven rigs at Santa Elena, 13 rigs at San Dimas, and one rig at La Encantada.

• Conversion to Liquefied Natural Gas ("LNG") at San Dimas: The replacement of the diesel generators used for on-site back-up power at San Dimas with LNG units is near completion, with four 1 megawatt ("MW") LNG generators on site that will commence operating in Q2 2025. We expect this shift to LNG to generate substantial cost-savings and will result in a reduction in carbon emissions of up to 25%, when back-up power is required.

• Record Safety Performance Continues (-65% Y/Y): The consolidated Q1 2025 Total Reportable Incident Frequency Rate ("TRIFR") was 0.17, well below the Company's 2025 target KPI of 0.70 and a 65% improvement compared to Q1 2024.  The Lost Time Incident Frequency Rate ("LTIFR") was 0.06 compared to 0.08 from the same period last year. The Cerro Los Gatos operation finished Q1 without a reportable incident, a significant milestone in the operation's history.

Attributable Consolidated Production Details:

Q1	Q1	Y/Y		Q4	Q/Q
2025	2024	Change	Attributable Consolidated Production Results	2024	Change
944,373	588,651	60%	Ore processed/tonnes milled	745,124	27%
7,711,709	5,162,283	49%	Silver equivalent ounces	5,713,289	35%
3,704,503	1,975,176	88%	Silver ounces produced	2,353,865	57%
36,469	35,936	1%	Gold ounces produced	39,506	(8)%
12,492,869	N/A	N/A	Zinc pounds produced	N/A	N/A
7,487,065	N/A	N/A	Lead pounds produced	N/A	N/A

I. Consolidated production values include attributable ounces from Cerro Los Gatos (70%) from January 16, 2025 onwards.

Q1 2025 Mine-by-Mine Production Details:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
Cerro Los Gatos (100%)	276,892	3,692	262	0.24	89%	53%	2,063,884	1,134	3,217,511
Cerro Los Gatos (70%)	193,825	3,692	262	0.24	89%	53%	1,444,719	794	2,252,258
Santa Elena	270,203	2,969	58	2.59	68%	95%	339,784	21,408	2,259,772
San Dimas	231,190	2,541	203	2.04	90%	94%	1,359,378	14,241	2,636,689
La Encantada	249,155	2,738	104	0.00	67%	90%	560,622	26	562,990

I. Certain amounts shown may not add exactly to the total amount due to rounding differences.

II. The metal prices that were used to calculate the silver equivalent ounces were, silver: $31.91/oz, gold: $2,862/oz, lead: $0.89/lb., zinc: $1.29/lb.

III. Silver equivalent ounces for Cerro Los Gatos includes 12,492,869 lbs. zinc and 7,487,065 lbs. lead (70%) and 17,846,955 lbs. zinc and 10,695,808 lbs. lead (100%).

IV. First quarter details for Cerro Los Gatos include production from January 16, 2025 onwards.

Cerro Los Gatos Silver Mine (reported on a 70% attributable basis):

• Cerro Los Gatos produced 2,252,258 attributable AgEq ounces, consisting of 1,444,719 ounces of silver, 12,492,869 pounds of zinc, 7,487,065 pounds of lead and 794 ounces of gold.

• The mill processed a total of 193,825 tonnes of ore, with silver, zinc, lead and gold head grades of 262 g/t, 4.08%, 1.98% and 0.24 g/t, respectively.

• Silver, zinc, lead and gold recoveries during the quarter averaged 89%, 72%, 89% and 53%, respectively.

• During the quarter, seven drill rigs completed 14,880 m of drilling on the property.

Santa Elena Silver/Gold Mine:

• Santa Elena produced 2,259,772 AgEq ounces, consistent with the same period last year, consisting of 339,784 ounces of silver and 21,408 ounces of gold.

• The mill processed 270,203 tonnes of ore, 20% higher than the same period last year, with average silver and gold head grades of 58 g/t and 2.59 g/t, respectively.

• Silver and gold recoveries during the quarter averaged 68% and 95%, respectively, consistent with 69% and 95% in the same period last year.

• During the quarter, seven drill rigs consisting of five surface rigs and two underground rigs completed 16,809 m of drilling on the property.

San Dimas Silver/Gold Mine:

• San Dimas produced 2,636,689 AgEq ounces during the quarter representing an 11% increase compared to Q1 2024, consisting of 1,359,378 ounces of silver and 14,241 ounces of gold. Silver production increased by 17%, while gold production increased by 5%, when compared to the same period last year. The increase in silver and gold production was driven by a 29% increase in ore tonnes processed, partially offset by lower metal grades.

• The mill processed 231,190 tonnes of ore, an increase of 29% compared to Q1 2024, with average silver and gold grades of 203 g/t and 2.04 g/t, respectively, compared with 220 g/t and 2.45 g/t in the same period last year.

• Silver and gold recoveries during the quarter averaged 90% and 94%, respectively, compared to 92% and 96% in the same period last year.

• During the quarter, a total of 13 drill rigs consisting of three surface rigs and 10 underground rigs completed 28,535 m of drilling on the property.

La Encantada Silver Mine:

• During the quarter, La Encantada produced 560,622 ounces of silver, representing a 23% increase compared to Q1 2024, driven primarily by a 34% increase in ore processed and a 7% increase in silver recovery, partially offset by lower silver grades.

• The mill processed 249,155 tonnes of ore, a 34% increase over the same period last year, with an average silver grade of 104 g/t, compared to 123 g/t in the same period last year.

• Silver recovery for the quarter was 67%, compared to 62% in Q1 2024.

• During the quarter, one underground drill rig completed 995 m of drilling on the property.

Q1 2025 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company plans to release its first quarter 2025 unaudited financial results, and announce its dividend payment for the first quarter of 2025, and shareholder record and payable dates for such dividend payment, after market close on May 7, 2025.

ABOUT FIRST MAJESTIC

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates four producing underground mines in Mexico: the Cerro Los Gatos Silver Mine (the Company holds a 70% interest in the Los Gatos Joint Venture that owns and operates the mine), the Santa Elena Silver/Gold Mine, the San Dimas Silver/Gold Mine, and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold project located in northeastern Nevada, U.S.A.

First Majestic is proud to own and operate its own minting facility, First Mint, LLC, and to offer a portion of its silver production for sale to the public.  Bars, ingots, coins and medallions are available for purchase online at http://www.firstmint.com/, at some of the lowest premiums available.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and U.S. securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the timing for the release of the Company's financial results for the first quarter of 2025; the timing to replace the diesel generators at San Dimas with LNG generators; statements relating to cost-savings and reduction in carbon emissions from using LNG generators at San Dimas; timing for the announcement of the Company's first quarter dividend payment and the shareholder record and payable dates in connection with such dividend payment; and operations at the Company's 100%-owned and operated minting facility and production of bullion from the mint. Assumptions may prove to be incorrect and actual results and future events may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "target", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward‐looking statements".

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of global health crises, such as pandemics, on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; social and labour unrest; relations with local communities; changes in national or local governments; changes in applicable legislation, rules or regulations and the application and enforcement thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2024 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.